UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

CARIBOU BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

142038 108

(CUSIP Number)

Rachel E. Haurwitz

c/o Caribou Biosciences, Inc.

2929 7th Street, Suite 105

Berkeley, California 94710

(510) 982-6030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

February 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 142038 108

1.	NAMES OF REPORTING PERSONS The City Canyon Family Trust dated May 31, 2021
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,349,395 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,349,395 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,349,395 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents shares of common stock of the Issuer held directly by The City Canyon Family Trust dated May 31, 2021, for which Rachel E. Haurwitz and Felix Adler serve as co-trustees. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all of the shares held by The City Canyon Family Trust dated May 31, 2021.

(2) Based on 60,563,467 shares of the Issuer’s common stock outstanding on February 1, 2022.

CUSIP No. 142038 108

1.	NAMES OF REPORTING PERSONS Rachel E. Haurwitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,621,319 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,621,319 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,319 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) These shares consist of (i) 3,349,395 shares of common stock of the Issuer held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 10,000 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 261,924 shares of the Issuer’s common stock underlying stock options granted by the Issuer to Dr. Haurwitz that were exercisable as of February 1, 2022 or within 60 days of February 1, 2022, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all of these shares.

(2) Based on 60,563,467 shares of the Issuer’s common stock outstanding on February 1, 2022.

CUSIP No. 142038 108

1.	NAMES OF REPORTING PERSONS Felix Adler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,621,319 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,621,319 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,319 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) These shares consist of (i) 3,349,395 shares of common stock of the Issuer held directly by The City Canyon Family Trust dated May 31, 2021, for which Dr. Haurwitz and Dr. Adler serve as co-trustees, (ii) 10,000 shares of common stock of the Issuer held directly by Dr. Haurwitz, which shares are owned as community property by Dr. Haurwitz and Dr. Adler, and (iii) 261,924 shares of the Issuer’s common stock underlying stock options granted by the Issuer to Dr. Haurwitz that were exercisable as of February 1, 2022 or within 60 days of February 1, 2022, which shares are owned as community property by Dr. Haurwitz and Dr. Adler. Dr. Haurwitz and Dr. Adler have shared voting and dispositive power with respect to all of these shares.

(2) Based on 60,563,467 shares of the Issuer’s common stock outstanding on February 1, 2022.

EXPLANATORY NOTE

Dr. Haurwitz may be deemed to have acquired beneficial ownership of 141,215 shares of common stock of Caribou Biosciences, Inc. (the “Issuer”) on February 1, 2022, 60 days prior to April 2, 2022, the date certain options granted to Dr. Haurwitz by the Issuer become exercisable. Together with her acquisition of additional shares of common stock underlying options that have become exercisable prior to February 1, 2022, Dr. Haurwitz may be deemed to have acquired beneficial ownership of more than two percent of the shares of common stock, par value $0.0001 per share, of the Issuer during the preceding 12-month period. Accordingly, Dr. Haurwitz is filing this statement with the Securities and Exchange Commission on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1. Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.0001 per share, of Caribou Biosciences, Inc. The principal executive offices of the Issuer are located at 2929 7th Street, Suite 105, Berkeley, California 94710.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by the following persons (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.1:

(i)
The City Canyon Family Trust dated May 31, 2021, a trust formed under the laws of California (the “Trust”);
(ii)
Rachel E. Haurwitz, an individual resident of the State of California; and
(iii)
Felix Adler, an individual resident of the State of California.

(b) The address for each of the Reporting Persons is c/o Caribou Biosciences, Inc., 2929 7th Street, Suite 105, Berkeley, California 94710.

(c) Dr. Haurwitz’s principal occupation is President and Chief Executive Officer of the Issuer (see Item 2(b) for business address) and Dr. Adler’s principal occupation is physician at Palo Alto Foundation Medical Group, Inc. (“PAFMG”). The business address for PAFMG is 324 Distel Circle, Los Altos, CA 94022. The Issuer is a clinical-stage CRISPR genome-editing biotechnology company. PAFMG is a network of Sutter-affiliated physicians. Dr. Haurwitz and Dr. Adler are co-trustees of the Trust. The principal business of the Trust is holding, managing, investing, and distributing the trust property and the proceeds therefrom.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Haurwitz and Dr. Adler are United States citizens. The Trust is formed under the laws of California.

Item 3. Source and Amount of Funds or Other Consideration.

Except as described below, all shares of the Issuer’s common stock referenced in this Schedule 13D were purchased by Dr. Haurwitz from the Issuer with personal funds, including pursuant to the exercise of stock options granted to Dr. Haurwitz.

In June 2012, Dr. Haurwitz was issued 7,575 shares of common stock by the Issuer for services rendered to the Issuer pursuant to the Issuer’s 2012 Stock Option/Stock Issuance Plan (the “2012 Plan”), which shares were subject to a right of first refusal that has since lapsed.

In December 2014, Dr. Haurwitz was issued 372,253 shares of fully vested common stock by the Issuer in recognition of her having contributed to the Issuer equity in a third-party entity she received from that third party entity.

On November 27, 2018, the Issuer entered into a promissory note made by Dr. Haurwitz in favor of the Issuer in the principal amount of $1,100,000 with an interest rate of 3.04% compounded annually (the “2018 Loan”), on the unpaid balance of such principal sum. The proceeds of the 2018 Loan were used by Dr. Haurwitz to pay the exercise price of certain Issuer stock options and associated taxes. On June 7, 2021, Dr. Haurwitz repaid the loan in full to the Issuer, including approximately $86,573 of accrued interest, using the proceeds of the Loan Agreement (as defined below).

On or about June 3, 2021, Dr. Haurwitz and Dr. Adler entered into a Line of Credit Note (the “Loan Agreement”) with a commercial bank (the “Lender”), under which they have a line of credit loan in the amount of $1,150,000 with a floating interest rate. The proceeds of the loan were used to repay the 2018 Loan. The borrowers’ obligations under the Loan Agreement are unsecured. The line of credit under the Loan Agreement expires on May 31, 2022. Upon the occurrence of certain events that are customary for this type of loan, including any pledge by the borrowers of any shares of the Issuer’s common stock held by them to secure any obligation, the Lender may exercise its rights to require the borrowers to repay all outstanding loans under the Loan Agreement.

In July 2021, 24,407 shares of the Issuer’s common stock were transferred to Dr. Haurwitz, as a named inventor on a certain patent family owned by The Regents of the University of California (“The Regents”), from The Regents pursuant to the University of California’s Patent Policy.

On September 27, 2021, Dr. Haurwitz transferred 3,349,395 shares to the Trust.

Item 4. Purpose of Transaction.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise (subject to the Issuer’s Insider Trading Policy); (2) dispose of all or a portion of the securities of the Issuer owned by them (including through 10b5-1 plans); or (3) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Dr. Haurwitz is the President and Chief Executive Officer and serves as a member of the Board of Directors of the Issuer and acquired her securities in that capacity. As a result, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

On September 10, 2021, the Trust adopted a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which over a period of time through February 22, 2023 or an earlier date at which all shares under the 10b5-1 Plan have been sold, up to 360,000 shares of the Issuer’s common stock held by the Trust may be sold, with a portion of such shares to be sold each month beginning on February 22, 2022, pursuant to the terms of the 10b5-1 Plan and subject to certain pricing limits, share limits, and volume limits, including pursuant to Rule 144 of the Securities Act of 1933, as amended.

Item 5. Interest in Securities of the Issuer.

(a) and (b) – The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(c) Except as described below, none of the Reporting Persons has effected any transactions in the common stock during the past 60 days.

On December 20, 2021, Dr. Haurwitz was granted a stock option to purchase 411,000 shares of common stock of the Issuer, which option vests in equal monthly installments starting on the first monthly anniversary of the grant date until the option is fully vested on December 20, 2025, subject to her continued service to the Issuer through the applicable vesting dates. In addition, in the past 60 days prior to the filing of this Schedule 13D, 14,244 shares underlying stock options granted to Dr. Haurwitz by the Issuer have vested.

On January 26, 2022, Dr. Haurwitz purchased 10,000 shares of the Issuer’s common stock pursuant to the exercise of an existing stock option at an exercise price of $2.96 per share.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as described herein, there are no contracts, arrangements, undertakings, or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated February 3, 2022 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The City Canyon Family Trust dated May 31, 2021

Date: February 3, 2022	/s/ Rachel E. Haurwitz
By: Rachel E. Haurwitz, Co-Trustee

Date: February 3, 2022	/s/ Felix Adler
By: Felix Adler, Co-Trustee

Date: February 3 2022	/s/ Rachel E. Haurwitz
Rachel E. Haurwitz

Date: February 3, 2022	/s/ Felix Adler
Felix Adler

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Identification and Classification of Members of the Group

EXHIBIT A

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(d) or 13(g) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

The City Canyon Family Trust dated May 31, 2021

Date: February 3, 2022	/s/ Rachel E. Haurwitz
By: Rachel E. Haurwitz, Co-Trustee

Date: February 3, 2022	/s/ Felix Adler
By: Felix Adler, Co-Trustee

Date: February 3, 2022	/s/ Rachel E. Haurwitz
Rachel E. Haurwitz

Date: February 3, 2022	/s/ Felix Adler
Felix Adler

EXHIBIT B

Identification and Classification of Members of the Group

The City Canyon Family Trust dated May 31, 2021 - The City Canyon Family Trust dated May 31, 2021 is a trust created under the laws of the State of California. The co-trustees of such trust are Rachel E. Haurwitz and Felix Adler who share voting and dispositive power over the trust assets.

Rachel E. Haurwitz – Rachel E. Haurwitz is an individual and a United States citizen.

Felix Adler – Felix Adler is an individual and a United States citizen.